

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2024

Tingfeng Weng
Chief Executive Officer
Wing Yip Food Holdings Group Ltd
No.9, Guanxian North Rd,
Huangpu Town, Zhongshan City,
Guangdong, China 528429

> **Re: Wing Yip Food Holdings Group Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted January 23, 2024**
> **CIK No. 0001999860**

Dear Tingfeng Weng:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 22, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Liquidity and Capital Resources
Cash Flows
Operating Activities, page 67

1. We have read your response and revised disclosures on page 67 to prior comment five. Please also revise your discussion on page 68 to provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the fiscal years ended December 31, 2022 and 2021.

<u>Compensation of Directors and Executive Officers, page 118</u>

2.   Please update your compensation information for the fiscal year ended December 31, 2023.

<u>Financial Statements</u>
<u>Note 2. Summary of significant accounting policies</u>
<u>Revenue Recognition, page F-12</u>

3.   We have read your response and revised disclosures on pages F-12 and F-37 to prior comment nine. We note on page F-37 that your disclosures still indicate that "for each performance obligation satisfied at a point in time, the Company recognizes revenue at a point in time by measuring the progress toward complete satisfaction of that performance obligation." Please revise your disclosure to be consistent with your revenue recognition policy on page F-12.

<u>General</u>

4.   We note your disclosure that on November 30, 2023, you submitted the filing report and related materials to the CSRC. Please continue to update your disclosure with regard to the status of the CSRC review.

Please contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing